Simplify Exchange Traded Funds

10845 Griffith Peak Drive, 2/F

Las Vegas, NV 89135

October 17, 2024

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (CIK No. 0001810747, File Nos. 333-238475; 811-23570) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Securities and Exchange Commission (“SEC”) Representative:

On behalf of Simplify Exchange Traded Funds, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 67 to the Trust's Registration Statement on Form N-1A (the “Amendment”) (Accession No. 0001829126-23-006528). The Amendment was filed on October 10, 2023, pursuant to Securities Act Rule 485(a) for the purpose of registering shares of the Simplify Boosted US Equity Active ETF, Simplify Boosted US Quality Active ETF, Simplify Boosted US Value Active ETF, and Simplify Opportunistic Equity ETF (the “Funds”) for sale to the public. The Registrant notes that the effective date of the Amendment was delayed repeatedly, most recently until October 18, 2024. The Trust requests this withdrawal because it has determined not to offer shares of the Funds to the public at present. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Registrant receives notice from the SEC that this application will not be granted.

Please direct any questions concerning this letter to JoAnn Strasser at Thompson Hine LLP, counsel to the Trust, at (614) 469-3265.

Very truly yours,

/s/ Paul Kim
Paul Kim
President
Simplify Exchange Traded Funds